Mail Stop 4561

October 26, 2006

Lu Jiang`an
President and Principal Executive Officer
Principal Financial Officer and Principal Accounting Officer
Shanghai Yutong Pharma, Inc.
No. 2020 Huquingping Rd.,
Qingpu District
Shaghai, 201702
China

Re: Shanghai Yutong Pharma, Inc.
        Form 10-SB
        File No. 0-51811
        Filed July 13, 2006

Dear Lu Jiang`an:

     You have requested this letter to satisfy the requirements of
certain Chinese regulatory agencies. Accordingly, this is to
inform
you that on October 12, 2006 we completed our review of your Form
10-
SB and have no further comments at this time.

                              Sincerely,

                              Elaine Wolff
                              Branch Chief

cc (via facsimile): Michael Williams